ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

03003069

27 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

03 JAN 13 AM 10:29

SUPPL SUPPL

Dear Sirs

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 26 November 2002, Re: Notice of Twenty-Fourth Annual General Meeting;

b) Financial Results Announcement dated 26 November 2002, Re: Quarterly Report for the financial period ended 30 September 2002 ; and

c) Annual Report for the financial year ended 30 June 2002.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlo 1/14

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 26-11-2002 05:32:13 PM
Reference No AA-021126-46202

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF TWENTY-FOURTH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Twenty-Fourth Annual General Meeting of Angkasa Marketing Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.00 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2002. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM100,000 (2001: RM100,000). **Resolution 2**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Datuk Cheng Yong Kim **Resolution 3**
   Y. Bhg. Dato' Haji Hashim bin Saad **Resolution 4**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "That Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed a Director of the Company to hold office until the next annual general meeting." **Resolution 5**

ANGKASA MARKETING BERHAD (41515-D)

Secretary

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

To consider and if thought fit, pass the following resolution as an ordinary resolution:

Ordinary Resolution - Authority to Directors to issue shares

"That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
26 November 2002

Notes:

1) Proxy

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

2) Resolution 7 - Authority to Directors to issue shares

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general

ANGKASA MARKETING BERHAD (41515-D)

meeting, will expire at the conclusion of the next annual general meeting of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

26 NOV 2002

Form Version 2.0

Financial Results

Reference No CU-021125-49244

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **ANGKASA MARKETING BERHAD**

* Stock name : **ANGKASA**

* Stock code : **5061**

* Contact person : **WONG PHOOI LIN**

* Designation : **SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : 30-09-2002

* **Quarter** : (●) 1 Qtr ( ) 2 Qtr ( ) 3 Qtr ( ) 4 Qtr ( ) Other

* **Financial Year End** : 30-06-2003

* **The figures** : ( ) have been audited (●) have not been audited

Please attach the full Quarterly Report here:

Amb.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2001 [dd/mm/yyyy] RM'000
1	Revenue	113,764	338,775	113,764	338,775
2	Profit/(loss) before tax	-20,654	-16,605	-20,654	-16,605

ANGKASA MARKETING BERHAD (41515-D)

Secretary

3	Profit/(loss) after tax and minority interest	-17,966	-15,652	-17,966	-15,652
4	Net profit/(loss) for the period	-17,966	-15,652	-17,966	-15,652
5	Basic earnings/(loss) per share (sen)	-12.18	-10.62	-12.18	-10.62
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	1.5200	1.4000

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2001 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-99	6,694	-99	6,694
2	Gross interest income	3,466	5,340	3,466	5,340
3	Gross interest expense	17,127	20,911	17,127	20,911

Note: The above information is for the Exchange internal use only.

ANGKASA MARKETING BERHAD (41515-D)

Secretary

26 NOV 2002

ANGKASA MARKETING BERHAD

(Incorporated in Malaysia) (41515-D)

Interim Report for the First Quarter Ended 30 September 2002

ANGKASA MARKETING BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2001 RM'000	CURRENT YEAR TO DATE 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2001 RM'000
Revenue	113,764	338,775	113,764	338,775
Operating expenses	(117,329)	(337,421)	(117,329)	(337,421)
Other operating income	3,466	5,340	3,466	5,340
(Loss)/Profit from operations	(99)	6,694	(99)	6,694
Finance costs	(17,127)	(20,911)	(17,127)	(20,911)
Share of profits and losses of associated companies	(3,428)	(2,388)	(3,428)	(2,388)
Loss before taxation	(20,654)	(16,605)	(20,654)	(16,605)
Taxation	(79)	(48)	(79)	(48)
Loss after taxation	(20,733)	(16,653)	(20,733)	(16,653)
Minority interests	2,767	1,001	2,767	1,001
Net loss for the period	(17,966)	(15,652)	(17,966)	(15,652)
Loss per share (sen) :				
- Basic	(12.18)	(10.62)	(12.18)	(10.62)
- Fully diluted	(12.18)	(10.62)	(12.18)	(10.62)

(The Condensed Consolidated Income Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 30/9/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment	549,837	558,928
Associated companies	281,444	284,984
Investments	41,994	41,994
Deferred expenditure	1,416	1,462
Goodwill on consolidation	14,364	14,610
Current assets		
- Inventories	122,306	143,585
- Trade and other receivables	663,341	708,245
- Short term deposits with financial institutions	134,336	112,992
- Cash and bank balances	25,043	28,565
	945,026	993,387
Current liabilities		
- Trade and other payables	751,836	776,465
- Short term borrowings	1,031,062	1,044,437
- Tax liabilities	55,654	58,667
- Provisions	80,522	80,522
	1,919,074	1,960,091
Net current liabilities	(974,048)	(966,704)
	(84,993)	(64,726)
Financed by:		
Share capital	147,451	147,451
Reserves	(355,409)	(338,455)
Shareholders' funds	(207,958)	(191,004)
Minority interests	110,816	113,540
Long term borrowings	11,470	12,101
Deferred liabilities	174	132
Deferred taxation	505	505
	(84,993)	(64,726)
Net tangible liabilities per share (RM)	(1.52)	(1.40)

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Amortisation of reserve on consolidation	-	-	-	(9)	-	(9)
Translation gains on net equity of foreign subsidiary companies	-	-	-	1,120	-	1,120
Share in post-acquisition reserve of associated companies	-	-	-	(95)	-	(95)
Others	-	-	-	(4)	-	(4)
Net gains not recognised in consolidated income statement	-	-	-	1,012	-	1,012
Net loss for the financial period	-	-		-	(17,966)	(17,966)
Balance at 30 September 2002	147,451	72,810	97,649	2,059	(527,927)	(207,958)

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting*.

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

ANGKASA MARKETING BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2002 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CURRENT YEAR-TO-DATE 30/9/2002 RM'000
OPERATING ACTIVITIES	
Net loss before tax	(20,654)
Adjustments for:	
Non-cash items	19,990
Non-operating items	13,661
Operating profit before changes in working capital	12,997
Changes in working capital	
Net change in current assets	39,567
Net change in current liabilities	(36,984)
Others	3,438
	19,018
INVESTING ACTIVITIES	
Equity investments	-
Others	16,251
	16,251
FINANCING ACTIVITIES	
Issue of shares	-
Dividend paid to shareholders	-
Bank borrowings	(13,082)
Short term deposits earmarked for bonds redemption	(21,980)
Others	(4,513)
	(39,575)
Net change in cash and cash equivalents	(4,306)
Effects of exchange rate changes	(9)
Cash and cash equivalents at beginning of the year	42,468
Cash and cash equivalents at end of the period	38,153

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2002.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:-

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total sales	35,928	77,475	371	113,774
Inter-segment sales	(10)	-	-	(10)
External sales	35,918	77,475	371	113,764
Profit/(Loss) from operations	(2,024)	1,784	141	(99)
Finance costs				(17,127)
Share of losses of associated companies				(3,428)
Loss before taxation				(20,654)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

Other than disclosed in Note 20, there were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

There were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

Subsequent to the termination of the Distributorship Agreement in respect of the appointment of the Company as the distributor of the steel products manufactured by Amsteel Mills Sdn Bhd and the divestment of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), the Group registered 66% decrease in revenue as compared to the preceding year corresponding quarter. Coupled with the increase in share of losses of associated companies, the Group recorded a higher net loss for the period of RM18.0 million.

14. Comparison with the preceding quarter's results

The Group recorded a lower revenue of RM113.8 million subsequent to the divestment of 51% equity interest in each of LSM and SAM as compared to RM145.2 million achieved in the preceding quarter. However, loss before taxation of the Group for the current quarter was lower at RM20.7 million as compared to RM176.9 million in the last quarter. The previous quarter's results included provision for losses arising from the Group's Proposed Group Wide Restructuring Scheme ("Proposed GWRS") and other allowances in respect of diminution in value of property, plant and equipment of a subsidiary company and investment in an associated company totalling RM140.5 million.

15. Prospects

The operating environment under which the Group's businesses are carried out is expected to remain difficult. However, with the on going efforts undertaken to turnaround the operation of our Tyre division under Dong Feng Lion Tyre Co Ltd, the Board of Directors expects an improvement in the Group's performance for the current financial year.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2001 RM'000	CURRENT YEAR TO DATE 30/9/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2001 RM'000
In respect of current period:				
- income tax	79	-	79	-
- deferred tax	-	-	-	-
	79	-	79	-
In respect of prior years:				
- income tax	-	1	-	1
Share in taxation of associated companies	-	47	-	47
	79	48	79	48

Although the Group incurred a loss in the current quarter and financial year-to-date, it has a tax charge arising primarily form certain profitable subsidiary companies in China which for tax purposes cannot be offset with losses form other companies within the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At costs	8,057
At net book value	8,057
At market value	1,042

20. STATUS OF CORPORATE PROPOSALS

A) The status of corporate proposals as announced to the Kuala Lumpur Stock Exchange are as follows:

No.	Date of Announcement	Subject	Status
(I)	5.7.2000, 19.10.2000, 26.2.2001, 30.3.2001, 2.5.2001, 8.10.2001, 26.3.2002, 9.5.2002, 12.7.2002, 19.7.2002, 5.8.2002, 5.9.2002, 16.9.2002 and 10.10.2002.	Proposed Group Wide Restructuring Scheme ("Proposed GWRS") with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business. The Proposed GWRS involve, *inter alia*, the following corporate proposals: i) Proposed reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each. ii) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, Datuk Cheng Yong Kim, parties deemed connected to Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim and all other minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by: (a) netting off against inter-company balance with the LCB Group; and (b) issuance of shares in the Company. (continue on next page)	Approval obtained from: a) Ministry of International Trade and Industry on 23.4.2002; b) Foreign Investment Committee on 27.4.2002, 7.5.2002 and 16.5.2002; c) Bank Negara Malaysia on 3.5.2002, 17.5.2002 and 20.6.2002; d) Securities Commission on 9.7.2002; and e) Scheme Creditors on 16.9.2002. Pending approval of : a) Kuala Lumpur Stock Exchange; b) Shareholders of the Company and all other participating companies concerned; and c) Any other relevant authorities.

20. STATUS OF CORPORATE PROPOSALS (Cont'd)

No.	Date of Announcement	Subject	Status
		iii) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel and the payment to Amsteel of RM80.63 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.	
(II)	11.11.2000, 9.1.2001, 27.2.2001, 18.5.2001, 1.10.2001, 20.11.2001, 28.12.2001, 9.1.2002, 22.2.2002, 30.4.2002, 9.5.2002, 20.5.2002, 11.7.2002, 5.8.2002, 11.9.2002, 10.10.2002, 25.10.2002 and 31.10.2002.	i) Proposed subscription by Tan Sri Cheng Heng Jem or his nominees of 2,530,000 new ordinary shares of RM1.00 each representing approximately 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMB Venture Sdn Bhd ("AMBV") which is in turn a wholly-owned subsidiary of the Company for a cash consideration of RM3.365 million. ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE by AMBV to Lion Asiapac Limited ("LAP") for a total consideration of SGD15,383,527 to be satisfied by an issuance of 61,534,108 new ordinary shares of SGD0.25 each in LAP ("LAP shares") at an issue price of SGD0.25 per LAP share with 61,534,108 free detachable LAP warrants (in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto")("Proposed Listing") is not completed by 30 September 2001) or SGD37,255,682 to be satisfied by an issuance of 149,022,728 LAP shares at an issue price of SGD0.25 per LAP share with 149,022,728 free detachable LAP warrants (in the event the Proposed Listing is completed by 30 September 2001), subject to LAP repaying an outstanding loan of Rmb20 million in ATE ("Proposed Disposal") (continue on next page)	Approval obtained from: a) Bank Negara Malaysia; b) Securities Industry Council of Singapore ("SIC") on the waiver of the mandatory offer on the LAP shares pursuant to the issue of the LAP shares and warrants; c) Foreign Investment Committee; d) Securities Commission; e) the shareholders of the Company; and f) the Singapore Exchange Securities Trading Limited. Pending completion.

20. STATUS OF CORPORATE PROPOSALS (Cont'd)

No.	Date of Announcement	Subject	Status
		iii) Proposed offer for sale by AMBV of up to 25% of the LAP shares with free detachable LAP warrants to be issued by LAP to AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from the Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public at an offer price of not less than SGD0.25 for each LAP share (equivalent to approximately RM0.54 per LAP share) with one detachable LAP warrant.	
(III)	5.8.2002 and 24.9.2002	i) Proposed disposal by Angkasa Transport Equipment Sdn Bhd, a wholly-owned subsidiary of the Company of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and ii) Proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and proposed waiver of the interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Pending approvals of: i) the shareholders of the Company; ii) Securities Commission; iii) the Commission on Foreign Trade and Economic Cooperation; and iv) any other relevant authorities in Malaysia and the Peoples' Republic of China, if required.

B) Status of utilisation of proceeds from corporate proposals

Corporate Proposal	Proposed Utilisation		Status	
			Paid	Outstandings
		RM'000	RM'000	RM'000
Disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively.	i) Repayment of borrowings	27,893	-	27,893
	ii) Expenses	17	17	-
		27,910	17	27,893

21. Group's borrowings and debt securities

The Group's borrowings as at the end of the reporting period are as follows :-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	25,668	4,546	30,214
Unsecured	1,005,394	6,924	1,012,318
	1,031,062	11,470	1,042,532

The Group's borrowings are denominated in the following currencies :

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	52,316
- US Dollar	159,308	604,700
- Rmb	839,442	385,220
- Taiwan Dollar	2,713	296
		1,042,532

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2002.

25. Earnings / (Loss) per share

Basic

Loss per share is calculated by dividing the Group's loss after tax and minority interests of RM17.97 million by the weighted average number of shares in issue of 147.451 million.

Fully diluted

The fully diluted loss per share has been calculated based on the Group's loss after tax and minority interests of RM17.97 million by the weighted average number of shares in issue of 147.451 million. The weighted average number of shares is arrived at without taking into account the number of shares under the Executive Share Option Scheme in the computation as it does not has any dilutive effect on the basic loss per share.